Filed Pursuant to Rule 433

Registration No. 333-190917-02

June 2, 2014

DELMARVA POWER & LIGHT COMPANY

$200,000,000

First Mortgage Bonds, 3.50% Series due November 15, 2023

Issuer:	Delmarva Power & Light Company
Issue:	First Mortgage Bonds, 3.50% Series due November 15, 2023
Ratings:*	A2 (Stable)/A (Stable)/A (Stable) (Moody’s/S&P/Fitch)
Offering Size:	$200,000,000 (Reopening of First Mortgage Bonds, 3.50% Series due November 15, 2023, of which $300,000,000 were previously issued on November 15, 2013, for a total amount outstanding of $500,000,000).
Coupon:	3.50%
Trade Date:	June 2, 2014
Settlement Date:	June 9, 2014 (T+5)
Maturity Date:	November 15, 2023
Price to Public:	102.132% per Bond, plus accrued interest from May 15, 2014
Proceeds (before expenses) to Issuer:	$202,964,000
Benchmark Treasury:	2.50% due May 15, 2024
Benchmark Treasury Yield:	2.530%
Re-Offer Spread to Benchmark Treasury:	+70 bps
Yield to Maturity:	3.230%
Optional Redemption:	Make-whole call at any time prior to August 15, 2023, 15 bps spread over the U.S. Treasury selected by the independent investment banker. Callable on or after August 15, 2023 at par.
Interest Payment Dates:	May 15 and November 15 of each year, commencing on November 15, 2014
Initial Interest Accrual Date:	May 15, 2014
Total Accrued Interest Payable to Issuer:	$466,666.67 in aggregate (or $2.34 per $1,000 principal amount of Bonds), accrued from May 15, 2014 to but excluding June 9, 2014
CUSIP/ISIN Number:	247109BS9/US247109BS95
Mortgage Capacity:	As discussed in the preliminary prospectus supplement under “Description of First Mortgage Bonds—General,” after giving effect to the issuance of the Bonds, as of April 30, 2014, available property additions and refundable bonds would permit, and the net earnings test would not prohibit, the issuance of approximately $1,198.8 million in principal amount of additional bonds as long as the weighted average interest rate of the additional bonds was less than approximately 7.51%.
Joint Book-Running Managers:	Morgan Stanley & Co. LLC SunTrust Robinson Humphrey, Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Scotia Capital (USA) Inc.
Co-Manager:	Loop Capital Markets LLC

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization. Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be considered independently of all other ratings.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll free at 1-866-718-1649 or SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.